Filed by Zions Bancorporation
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Amegy Bancorporation, Inc.
Commission File No.:000-22007

FORWARD-LOOKING STATEMENTS

          Statements contained in this filing which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Zions Bancorporation and Amegy Bancorporation, Inc., including future financial and operating results and performance; statements about Zions Bancorporation’s and Amegy Bancorporation, Inc.’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates”, “will”, “should”, “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of the management of Zions Bancorporation and Amegy Bancorporation, Inc. and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Zions Bancorporation and Amegy Bancorporation, Inc.. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Zions Bancorporation and Amegy Bancorporation, Inc. may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Amegy Bancorporation, Inc. may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) competition from other financial services companies; (8) economic conditions, either nationally or locally in areas in which Zions Bancorporation and Amegy Bancorporation, Inc. conduct their operations, being less favorable than expected; (9)  changes in the interest rate environment reducing expected interest margins; and (10) legislation or regulatory changes, which adversely affect the ability of Zions Bancorporation or Amegy Bancorporation, Inc. to conduct the businesses in which they are engaged. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2004 Annual Reports on Form 10-K of Zions Bancorporation and Amegy Bancorporation, Inc. filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Neither Zions Bancorporation nor Amegy Bancorporation, Inc. undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

          This communication is being made in respect of the proposed merger transaction involving Zions Bancorporation and Amegy Bancorporation, Inc. Zions Bancorporation will file a Form S-4, Amegy Bancorporation will file a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Zions free of charge by contacting: Investor Relations, Zions Bancorporation, One South Main Street, Suite 1134, Salt Lake City, Utah 84111, (801) 524-4787. You may obtain documents filed with the SEC by Amegy free of charge by contacting: Controller, Amegy Bancorporation, 4400 Post Oak Parkway, Houston, Texas 77027, (713) 235-8800.

PARTICIPANTS IN SOLICITATION

          Zions Bancorporation, Amegy Bancorporation, Inc., and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Amegy’s shareholders in connection with the merger. Information about the directors and executive officers of Zions and their ownership of Zions stock is set forth in the proxy statement for Zions’ 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Amegy and their ownership of Amegy stock is set forth in the proxy statement for Amegy’s 2005 Annual Meeting of Shareholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.

Conference Call Transcript

Date: July 6, 2005
Time: 11:00 a.m. ET
Subject: Zions Bancorporation and Amegy Bancorporation, Inc.   Announce Merger Agreement

CORPORATE PARTICIPANTS

Clark Hinckley, Zions Bancorporation Senior Vice President - Investor Relations

Harris Simmons, Zions Bancorporation Chairman, President and CEO

Paul Murphy, Amegy Bancorp CEO

Doyle Arnold, Zions Bancorporation Vice Chairman and CFO

Walter Johnson, Amegy Bancorp Chairman

Scott McLean, Amegy Bancorp President

David Hemingway, Zions Bancorporation Executive Vice President - Investments

Frank McMahon, Lehman Brothers — Investment Banker representing Zions Bancorporation

CONFERENCE CALL PARTICIPANTS

Heather Wolf, Merrill Lynch — Analyst

Todd Hagerman, Fox-Pitt Kelton — Analyst

Lori Appelbaum, Goldman Sachs — Analyst

Jay Cunningham, Southcoast Capital — Analyst

Jennifer Demba, SunTrust Robinsons — Analyst

Manuel Ramirez, Keefe Bruyette & Woods — Analyst

Kirsten Ramstrung, Bear Stearns — Analyst

Terry Maltese, Sandler O’Neill — Analyst

Ben Crabtree, Piper Jaffray — Analyst

Jackie Reeves, Ryan Beck — Analyst

Chris Chouinard, Morgan Stanley — Analyst

Dave Bishop, Legg Mason — Analyst

Jefferson Harralson, Keefe Bruyette & Woods — Analyst

Edward Wu, Reservoir Capital — Analyst

Barry McCarver, Stephens Inc. — Analyst

PRESENTATION

Operator

Good day ladies and gentlemen and welcome to the Zions Bancorporation conference call. My name is Jen and I will be your coordinator for today. At this time all participants are in listen-only mode. We will be facilitating a question and answer session toward the end of today’s conference. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the presentation over to your host for today’s conference, Mr. Clark Hinckley, Senior Vice President. Please proceed, sir.

Clark Hinckley — Zions Bancorp — IR

Thank you all for joining us this morning. We will be going through some slides and copies of that presentation, if you don’t have them yet are available on our website which is zionsbancorporation.com. There is a link on the front page that will give you the slides in PDF format.

I remind you that our discussions this morning will contain information about the projected performance of the Company. Those statements and that discussion constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act. We encourage you to read the full disclaimer which is in both the presentation and the press release and which applies to this call as well.

With that we will turn the time over to our Chairman and CEO, Harris Simmons. Harris?

Harris Simmons — Zions Bancorp — Chairman, President and CEO

Thank you very much, Clark. We appreciate your joining us on this call this morning. We are very excited about this new partnership and opportunity we have with Amegy Bancorporation which we really consider to be the finest bank in the Texas market. I’m going to go through a few slides here and have with me here in Houston Paul Murphy, Walter Johnson, who is the Chairman of the Company and others of the Senior Officer team with me. We’ve just met with several hundred employees and I can say it was a very enthusiastic gathering. We are just delighted.

I’m going to start you into slide one here and just talk about the strategic rationale for this transaction. We think it is really compelling for both companies. It expands the footprint of growth that we have. We’ve shown in a number of other presentations some of you have seen and we have some slides here today we will go through in a few minutes, demonstrating we think we really have the best exposure to growth markets in the industry. If you take the position that Amegy has here in Texas and add it to it, it further expands that and makes us really a unique franchise in the United States; operating in markets like Texas, California, Arizona, Nevada, as well as Utah, up into Idaho. These are markets that are really the top growth markets in the United States. And the scale of the Texas market provides substantial opportunities for growth for a very long period of time.

We have very complementary operating models. This bank has a great local identity. Its identity goes beyond name to the — really to the people who built this bank, the management team and some 200 calling officers that are out bringing business in have a fabulous reputation in Texas. And this is very consistent with the other banks in our system that have very strong local management. It’s consistent with this collection of great bank’s operating philosophy that has been our hallmark for quite some time.

It means it will be very little disruption with customers in the marketplace here. As most of you know, the bank has just recently gone through a name change to facilitate their expansion statewide. And they will be able to continue that strategy of building out a — their goal is to be the state champ in terms of being really the very best bank in the Texas market. And we’re going to facilitate that. And one of the ways we facilitate that is by encouraging them to continue doing what they are doing.

They have a fabulous sales and marketing culture. They have a great local reputation. I think this is one of these banks where their share of mind is greater than their share of market. That is particularly true in the business community here in Houston. That will be the case in Dallas as we continue to grow there. My belief is that having a share of mind greater than your share of market is really the key to driving growth and bringing in great relationships and the good people that make those possible.

They have a reputation for responsive customer service. They have a fabulous Board and all of that will remain intact even as we add some products and as we help reduce costs to make this an even better story.

Slide two, I would note that one of the great things about this deal from our perspective is that it enhances the diversification of our own — the geographic diversification of our own Company and importantly, it does so without sacrificing growth. This is one of the few deals that I can think of that could have accomplished that. Maybe the only deal that really made sense for us. It’s one that I had contemplated for some time. I’ve spoken of it openly in fact for some time to people who have asked over the years if there is a market that we’re not in that we would really like to be in. And I’ve said Texas would be the only market that of any real significance that someday we would really love to be in because of its growth. I’ve also been very clear that I’ve only ever thought there was one bank here that fit the bill as an entry vehicle and that is Amegy.

I’ll talk about that more in just a minute. But the execution risk on this deal is not only manageable; we think it is very low. Not only have we had some great successes entering other states via acquisitions and integrating them. As I explained because of our model it allows this bank to continue doing what it does well with some enhancement we believe from our side. The senior management, the customer facing employees are going to be remaining with the bank. All of the senior management team has signed on to continue. As I said, we had a meeting with employees this morning that was — I don’t know I’ve ever seen a meeting with a good portion of the workforce certainly of the officers of this bank were gathered this morning. And to see a couple of standing ovations from employees going through this kind of change speaks volumes about the kind of people they have and their enthusiasm for this partnership.

We have the same kind of credit culture and asset quality ratios. And I think it’s from a personal standpoint one of the things that makes the execution risk low is that these are people that I have known personally for many years. Some of you may know that I started my career here in Dallas working for Walter Johnson and for Joe Argue (ph), who is the Chief Lending Officer of Allied Bank of Texas back in 1980 when I got out of business school. I did it because they were building at the time really a fabulous organization. I was interested in banking and as I looked across the country, I thought that was an incredible team and a good part of that team is with this bank today. And it’s something of a reunion. But one which makes a great deal of strategic sense for our Company.

It’s also financially attractive. It’s accretive to our cash earnings per share off the bat if you take out the integration charges and the GAAP earnings per share in year two — we will go through numbers in a minute — we think our cost savings assumptions have been conservative. This is a bank that has had a higher cost structure and we think that we can be helpful in leveraging some of our technology across a larger base etc., and vice versa. They have some great technology of their own that we followed over time that we think can be useful to us. But we think that the savings assumptions are conservative and that the internal rate of return, which assumes no, by the way, no revenue enhancements. And there again we think there is some great revenue enhancements that have a lot of potential here. But even without that, the internal rate of return on this deal is very attractive.

So on page three, this I think adds a very strong leg to the growth story that has been our theme for some time. Our banking model is very compatible with their own business model. I think we can get this done without slowing the momentum at all. The highest growth footprint in banking is about to get to even better. We have some attractive niche businesses that many of you are familiar with. I had a visit with the head of Correspondent Banking right after our meeting with employees this morning and we’re already talking about some of the things we can do to enhance their offerings. We think there are some good fits there.

There is a strong organic growth story here. They’ve had great growth over time. We expect that will continue in a market that itself is growing. When you add that to the track record we’ve had of building some great operations in some of the prominent markets in the Southwest, we think this is the right bank and we’re really excited to be doing this deal.

I’m going to turn a couple of minutes over to Paul Murphy and let him tell a little bit about Amegy Bank for those who may be less familiar with the story.

Paul Murphy — Amegy Bancorp — CEO

Great.     Thank you, Harris. We’re on page 4 of your slides now. And I would just by introduction say that personally and professionally, we are very pleased to be joining forces with Zions. Clearly it is one of the top banking companies in the country. We have known the Company; we’ve studied the Company; we’ve shared ideas. We have great respect for the management team. I believe that Amegy Bank is a great community bank and we’re pleased to be joining a collection of a great community banks.

We are the largest independent bank in Houston. We’re the third largest bank in Texas, second-largest if you exclude some Mexican deposits. We are one of the nation’s most attractive growth markets. Our Houston economy has about 2.1 million jobs. We have more jobs than 29 other states and nice growth over the last 15 years. Two-thirds of all the economic activity in Texas occurs in Houston or Dallas, which makes our market activity I think very important.

We have 75% of our historic growth has been internally generated. We’ve been fortunate to have some merger activity ourselves but we are primarily an old-fashioned bank. We generate business one account at a time. We like that and think that is very much the core of shareholder value creation.

On page five, you see we’re 7.6 billion in assets. We started 15 years ago with one branch and 20 people. We’ve grown to the largest independent bank in Houston; 5.8 billion in loans, 4.7 billion in deposits. We’ve done so in a competitive Houston banking market with asset quality that is outstanding and we’ve been able to assemble a team that I think is the best bankers in our market. One of the things that makes me so excited about the new opportunity here is that our senior leadership team is all signed up and going forward and making a strong personal commitment to the new organization.

As Harris pointed out have over 200 calling officers in our market and we expect that we will see that to grow as we continue to expand with our state champ strategy.

I wish you all could’ve been in the room with us this morning. It was an incredible experience. After the meeting especially, the sincere warmth and genuine excitement about our combination was something that made a personal impression on me. I think this is the best of both worlds for us. I think our future is very bright. We’re able to maintain our local identity, our ability to respond to customers. But we’re able to spread the cost of regulation, the cost of technology and infrastructure over a broader base in partnership with Zions. We’re very much looking forward to our upcoming years together.

Harris Simmons — Zions Bancorp — Chairman, President and CEO

Thanks very much, Paul. I’m going to ask Doyle to just summarize the transaction for you and I’ll go through some other slides here.

Doyle Arnold — Zions Bancorp — CFO

Thank you, Harris. So on the next couple of slides the transaction is basically based on yesterday’s closing price at $23.32 per Amegy share in a combination of Zions stock and cash. There will be a stock cash election mechanism in the deal. But the total value will equal $8.50 per share in cash plus .202 Zions shares. That works out to roughly 65% stock; 35% cash. And all of these numbers assume treasury method for evaluating all outstanding options.

The total value when you multiply it all out is about $1.7 billion, again based on yesterday’s closing stock price, or a little under 15 million Zions shares. Cash component is $600 million and will be structured to be tax-free to Amegy shareholders to the extent they take stock in lieu of cash in the deal.

I might mention that the number of shares in the transaction, the exchange rate is fixed. There is — so in the cash stock election mechanism there is a value equalization to make sure that we stay at $600 million in cash total and the number of shares being fixed.

There are no caps and colors and walkaways. There is a termination fee of about $60 million. I’m on page seven now. Amegy will suggest one of its Board members of its Bancorp Board member to be elected by Zions’ Board to our Board of Directors. We’ve completed significant due diligence. We appreciate the courtesy that Amegy has afforded us in making documents and people available. As a result, we’re very highly confident that this is a good fit and of some of the numbers in the projections that we will talk about a bit later.

The transaction does require approval by Amegy shareholders. It does not require approval by Zions shareholders. It will require only normal regulatory approval for a transaction of this type. And we don’t anticipate any issues there. In fact, would expect to close the transaction some time in the latter part of the fourth quarter.

One other feature, Amegy will increase its dividends by $0.08 a share for the next couple of quarters until the close from $0.03 to $0.11 to basically equalize the dividend payout with Zions.

So that is a quick overview of the transaction. So there will be questions later but at this point, Harris, would you like to talk?

Harris Simmons — Zions Bancorp — Chairman, President and CEO

Yes, let me go through some of these other slides. On slide eight, this will be a familiar slide to those of you who follow the Company, simply demonstrating the — as projected by the Census Bureau by thirds the top third middle and bottom third growth states in the nation. I think it should be obvious to you what our strategy is geographically. We really do believe that we have the highest growth footprint in the industry among any of the major banks. And it on page nine only gets better as we add this bank to our family of banks.

On page 10, you will see the projected population growth out through 2015. The existing footprint, 24.21% growth, you can see Texas at 21% being right in there with the highest growth markets in the country, very similar to Arizona, such strong markets as Arizona and Utah. And thus, the great fit. We will have growth prospects according to the Census Bureau, that are over doubled what the nation as a whole is seeing.

On page 11, you see this weighted out through 2010 for the next five years, and the pro forma of Zions of 11.4% growth over that five-year period. And again showing how that compares to some of our other banks in the industry. And the national average at 6.3%. It is a great growth story.

On page 12, we’ve talked — I talked somewhat about the complementary operating models. Amegy has really experienced some exceptional growth by positioning the bank as a local alternative to the very large national organizations. And we want them to be — continue to be positioned that way. Our model allows for that. They will keep their charter. They will keep their name and identity. They will keep their local Board which has some great people from the Houston business community involved on it. Their local management team will indeed have real authority to build this franchise. We will be introducing some localized incentive systems. They will keep some of their own in place. We will have others that will be introduced type, long-term performance.

At the same time, it will be again leveraging the technology and operations investments that both companies are making. And those of you that know our model would also know that we have — while this is really line driven at the local level — we have some very strong centralized risk oversight groups in our credit administration, our internal audit and similar groups; credit examination, etc. So we will overlay that on top of the bank but in a way that will allow them to continue to function very much as they have done so successfully.

Page 13 shows the other franchises in our group, Commercebank of Washington up in Seattle on down through what will now be our partnership with Amegy here in Texas and the ranking positioning of these banks where we are experiencing good growth throughout the franchise. I think that one of the things that has been very successful for us is to be in these markets that are growing well, have great people but to have market share that allows room for a lot of growth. There is a lot of opportunity even in the State of Utah, we are growing nicely. But we are seeing really strong rates of growth in some of these other markets. We really believe we can achieve that here.

Page 14, you can see growth rates over the last few years in loans and deposits. Zions’ compound annual growth rate, loans of 11.7%; similar with deposits; pro forma that goes up to 12.4%, 12.3%, when we overlay Amegy on top of it. They’ve had a little more deal activity than we had during this period but their own internal growth has also been very, very strong during this period and it will be very similar to ours.

You see the same picture with respect to revenues and noninterest income growth. We do believe that this is an enhancement to what we are doing.

On page 16, you can also see some of this diversification story. One of our goals over time has been to reduce our reliance on the Utah market even as we continue to grow very nicely in that market. Currently we are down to about 38%. We want to own that market but we simply want to diversify around it. We think we are doing a nice job of that. This will take the Utah/Idaho piece down to approximately 31%. The 38% on the left hand of that slide includes Idaho. And you can see that Texas will pro forma initially be about 17% of revenues, so it will be a very meaningful contributor to what we are doing as a Company.

Page 17, it also demonstrates that commercial real estate exposures will be more diversified. We’re currently about 28% in Southern California. That will go down to about 23%. Texas is a fabulous market in no small part because it is a very affordable market. We think that is one of the things that will continue to drive growth here. So we are looking forward to that opportunity and we’re very pleased with the quality of the commercial real estate team here at Amegy Bank of Texas.

I’ve spoken a little bit to execution risk but on page 18 we talk about this a little further. We have, we think done a really good job particularly where we’ve had the right entry vehicle in integrating acquisitions. Our experience over the last five years in California I think is quite exemplary. And Arizona likewise.

It really helps if you go into these having a management team that you know you can work with and that is absolutely the case here. We have very similar cultures and backgrounds. I was just reminded I said earlier that I began my career with Allied Bank in Dallas — it was Houston actually where they were headquartered. I have pretty good familiarity with the Houston market, longtime family ties in this market. That is going to be helpful in working through issues quickly.

The management team will stay intact. We think that the cost savings are very attainable, primarily from some consolidation of leverageable back office kinds of functions. We would expect that we would complete this systems conversion ahead of our California conversion. We would be working at this, we will start working at the issues right away.

We also think one of the things that we can be very helpful with is asset and liability management. Those of you who know our Company well would know that one of our hallmarks has been a really studious attention to asset and liability management issues. We think we have a very strong team in that respect. And we’ve discussed the strategy which we would expect to employ as quickly as possible at Amegy to mimic some of the strategies that we have very successfully used. We would expect to shrink some of the mortgage-backed securities portfolio and implement a strategy in employing received fixed interest rate swaps using FAS 133 cash flow hedge accounting; tying those swaps to pools of loans and achieving the same outcome with an improvement in margin and with a more efficient utilization of capital.

We also come into this with adequate pro forma capital ratios. At close we are suspending our share buyback program. We will go through the capital implications a few slides from now but we come into this with strong capital in all of the regulatory categories.

On slide 19, one of the things we wanted to talk about for a minute was what we perceive as being some similarities between California Bank and Trust, which has been a very successful business for us and Amegy. In 1997 we entered the California market by acquiring Grossmont Bank, which at the time was the largest independent bank in San Diego. It was a very successful franchise with good management, Al Severson (ph) running that bank. He is still with us. And it gave us an entree into a fabulous market into a large and very fast growing market.

The following year we acquired Sumitomo Bank of California and renamed the entire operation California Bank and Trust and we’ve experienced very significant growth, great operating results. We’ve grown deposits even though we had a — as we acquired Sumitomo Bank of California — they had a deposit base that was about two-thirds Asian-American. We were concerned that as we changed the name over the door, which we were obliged to do because of the Sumitomo name, that that may slow things down. But in fact, we’ve never missed a beat. We’ve grown deposits; built in very strong loan portfolio. We have our cost down to an efficiency ratio below 50% in that market. And we would call that a great success story and think that we can achieve the same kinds of successes here.

Page 20, you can see our positions in these two fabulous markets. The two very best Southwestern markets are going to be very similar coming into it in terms of market position, relative size of the banks. The ROE for Amegy has been depressed a little by deal activity in purchase accounting. But also with a cash efficiency ratio that they acknowledge has been somewhat high, but we think also as we work through some of these issues affords us the opportunity to bring that down over a reasonably short period of time.

On page 21, we talk about credit quality. There again, a lot of similarities. We’ve had at Zions very strong quality as has Amegy. Both have had traditionally very low levels of charge-offs; nonperforming asset ratios that have been much stronger than our peers. And you can see that will continue to be the case in allowance relative to nonperforming loans that is strong and likewise will continue to be the case.

Page 22, we show some of the similar data with respect to net loan losses going back over time. You can see that the red and orange bars we’ve pretty consistently outperformed the industry even as the industry has become very, very good over time.

With that, I’m going to turn the time back over to Doyle and ask him to finish out this deck and we’ll have some final thoughts here.

Doyle Arnold — Zions Bancorp — CFO

Thanks, Harris. Page 23, we’ve shown you some of the common benchmark, our multiples that are used to look at transactions. The ones I’ll comment most on are the purchase tag (ph) ratio is the growth is lower than the comparable transaction mean. The price of tangible book appears a bit rich. It is rich on that measure but I would point out that Amegy has paid cash for its last couple of acquisitions and through purchase accounting its own tangible book or tangible equity ratio is around 5.4, 5.5%. So it is pretty lean. So this multiple is applied to a probably lower than average tangible common equity ratio, and therefore, it looks a little higher than maybe it really is on a truly comparable basis.

Core deposit premium at 28% is a little on the low side, and most of the other measures are plus or minus comparable transaction means. But what really matters is what’s it going to mean to our shareholders, not how does it look compared to somebody else’s transaction. And can we achieve reasonable results for the combined shareholder base of the Company? We are very confident, as Harris said, that we can.

Embedded in the projections that I’ll talk to you about are an assumption of 18% cost savings phased in over a couple of years. We think this is very conservative and we are very confident that it can be achieved. I’ll just give you a couple of benchmarks. Amegy’s current expense to revenue ratio is well north of 60%. If you look at probably the four most comparable banks in our current collection of great banks, they have efficiency ratios that tend to run from 48 to 54% in that range. Harris just showed you California is at just below 48%.

So we have the kind of cost savings that we talk about here only get us down into the low to mid 50s over a couple of year period for Amegy. A couple of specific notes; Amegy has grown a lot through acquisition in the last few years. I think they feel that they have not yet achieved the efficiency that is possible in putting that together. Paul and Harris both commented that they have some great technology that they are unfortunately spreading over — that the cost of which they are spreading over a much smaller base than ours.

For example, on a roughly apples-to-apples basis, Amegy has a tech and ops budget of about $50 million. For any Amegy employees on the line, I didn’t just cut your budget. I’m just trying to exclude a few things to make it comparable to the Zions’ number. On a comparable items basis, we would spend 90 million but no more than 100 across our entire franchise. So you’ve got 50 million on $7.5 million asset base; 90 to 100 on a $33 billion (ph) asset base.

Said another way, the tech and ops budget at Amegy is probably 20% of their NIE base, and it’s about 10% of our NIE base. So if you simply over time by integrating the main operating platforms, and we think we can do that within roughly six months, you can — you’re talking about a $25 million pretax savings, order of magnitude from that area alone.

Another — without naming it — so that I don’t cause any undue disruption, there is another, there’s a very typical staff function that we have equivalent of about 24, 25 FTE across our entire Company. The comparable number at Amegy today is 17 or 18. We do not believe that we need — we will need anywhere near 17 or 18 people incrementally to achieve that.

So we think the cost savings are quite achievable. We believe if anything we may have been slightly conservative here. And achievable without disrupting the relationship management and customer service reputation that is Amegy’s hallmark and that is something we do not want to touch.

We’ve assumed no revenue synergies in the model but we think there are some. We note that our net deposit product is selling very well in our current territory. We’ve talked about that a lot. We think Amegy will hopefully even before the close become a customer and we’re bringing in not only — converting not only existing customers but bringing in a lot of new customers with that product in our territory today. There are some things that they do that we will be exporting perhaps to the rest of our franchise some of their treasury management, cash management capabilities that are probably stronger than ours. So we think there are revenue synergies — we’ve assumed none.

Core deposit intangible assumption which is amortized is we’ve assumed for this purpose 3.5%. We of course will have to true that up with our accountants. We think that is a conservative number and some of the speculation that I’ve seen among analysts about Amegy as a possible acquisition target, some of you as low as 2%. Of course the lower that number, the lower the amortization expense in the future.

Restructuring charges and integration charges are a total of just under $70 million; about 37 million are capitalized. Those relate to severance, the external legal and investment baking expenses, etc. And then there is another 31 or 32 that will be expensed. A lot of that is employee retention and executive retention and things of that nature. Therefore, we think money well spent to make sure that everything stays smooth as we do this transition.

The financing of the cash component of the transaction we expect to be roughly 300 million of subordinated debt and 300 million of noncumulative perpetual preferred. Harris mentioned that we would talk about capital ratios in a minute. There is not a slide on that but I will just mention that on a pro forma basis, the tangible common equity ratio day one is about 5.4% with the perpetual preferred on a Moody’s ratio basis, that will bring it back to about 6.0% on their — the way they count their tangible — or excuse me — preferred into the ratios. And a higher number on the Poor’s S&P ratio. About 7.5% on a S&P adjusted total equity and adjusted assets basis.

The earnings projections that I’m going to talk about next basically uses — IBIS (ph) mean estimates on both companies for ‘06. And then for the next year looks at the long-term mean EPS growth, IBIS growth rates of 14% for Amegy and 11% for Zions.

Not if you turn to page 25, on an IBIS estimate, most, the consensus on us is 506 million for ‘06, and 90 million for Amegy; total of 596. And then you can see the comparable numbers in ‘07. The expensed savings that on an after-tax basis are consistent with the rather conservative assumptions that I’ve suggested earlier. The restructuring costs, I’ve also talked about some of those.

Note that this is something that Harris talked about earlier. We think this balance sheet restructuring and change in the interest rate risk management approach will be beneficial in a couple of respects. We think that a billion to perhaps a bit more than that of low-yielding securities could be sold and high-cost debt be paid off in a reasonably short period of time. This would reduce the tangible equity needs of the Company going forward.

And if we replace the duration extension that is currently by Amegy being achieved through mortgage-backed securities and other securities and mortgage whole loans, with interest rate swaps, we believe that we can reduce both the interest rate risk profile of the Company by eliminating the extension risk inherent in the mortgage securities and basically fix that with interest rate swaps. Now this number here assumes that we give up most of the yield spread on between — on the assets that are sold and the debt that is repaid. We actually think that the drag here will be much, much less when we put on the swaps but not knowing the specific shape of the yield curve on the date that all of that is done, we’ve forecast this intentionally on a very conservative basis.

And the rest of this stuff is pretty straightforward and you get therefore to 565 million in ‘06 and 664 million in ‘07. If you look at that then on an earnings per share basis pro forma, Zions stand-alone the consensus, the third line on page 26, is 553, I believe, as of yesterday. And 614 if you apply those — the longer-term growth rate to ‘07. Taking into account what I just said but not taking into account the possible upside from the swap pickup leaves us at 531 on a pro forma basis GAAP; and 624 GAAP in ‘07.

Or on a pure GAAP basis, about a little over 4% dilutive including the onetime charges and than 1.6% accretive in ‘07. Excluding them you can see 1% dilutive and 1.6% accretive in ‘07. And on a cash basis, of course, the numbers are somewhat better. The only adjustment we’ve made to get from GAAP to cash is footnoted at the bottom in this slide and that is the intangible amortization. That is the core deposit intangible.

And finally, the IRR at the bottom of the page we believe is approximately 14% using reasonable growth assumptions and reasonable terminal value assumptions.

I might use this opportunity to offer just a bit of color on our — our, that is Zions’, current quarter. In our last quarterly conference call and some of the updates I’ve given since, we said that loan growth would continue to be pretty good; deposit growth we believe we would continue to have, it might slow a bit. Credit quality continued to be good, and the margin continued to be good. Based on — we’re not through the close yet — but based on what I have seen so far, I believe I can confirm that we’ve had pretty solid loan growth for the quarter. Pretty solid deposit growth for the quarter. Very good credit quality for the quarter and a very good margin is likely to be the result of all of that.

And so I think that we are on track to report a very solid clean quarter. And to that end, and knowing that there will be a lot of interest in us and in this transaction over the next few days, I think we will break with pattern this one time and either at the end of this week or very early next week due to the Fourth of July — I’m not sure just exactly when we will get the preliminary close done — but whenever that is, we will preannounce an EPS number or a very tight band around an EPS number. Probably either after markets on Friday or before markets on Monday. So you might want to watch for probably an 8-K filing, a very simple one at the end of this week or when you come in Monday.

With that, I think Harris, if you want to wrap up, I’ll turn it back to you.

Harris Simmons — Zions Bancorp — Chairman, President and CEO

Thanks very much, Doyle. I think in conclusion we think that this is a fabulous fit. It is just hand and glove with what we’ve been able to do in other markets; the kind of focus we have; the operating model works great here and the people fit is superb; the culture is very similar. And we are very excited about this deal. The transaction economics work well for us and really creates a base for us to expand for years to come here in the Texas market with a great management team and employees that are just second to none in this industry. I can’t underscore that enough. The quality of the people that I find in this bank, they are just fabulous.

I’d like to — we’ve got Walter Johnson here is the Chairman of the Bank. I’d like to maybe just ask Walter if he would take just a minute and any thoughts that he might have. He is really the founder of this organization. And then Paul, if you have any thoughts and I will finish it up.

Walter Johnson — Amegy Bancorp — Chairman

I’m going to quote a couple e-mails that I’ve gotten this morning. This is one from our employees. This says Allied, Amegy, Zions — how could I have been so lucky three times in one lifetime to work with such an outstanding management team that really does offer such great leadership, integrity and trust in the most successful, fun and inspiring places. Thank you. You guys really rock.

I think our staff is ecstatic. They are excited about this. They see the synergies. They met Harris this morning and he is the same warm type of person that Paul and Scott and the rest of our leadership team seems to be. Our Board was excited about the team, our name, our superior growth that we have had and that we can even accelerate that with this combination. And so I really believe that. I think that we’re going to be extremely important to Zions.

Paul told the team this morning that this is a partnership. And because of our relationship with Harris, there is no question; this really is a partnership. And with a partnership and you’ve got a team that is so spirited and a lot of great racehorses in this Company, I think it’s going to be something that Harris is really going to be proud of. And of course, the shareholders will benefit from that. I couldn’t be more excited.

Harris Simmons — Zions Bancorp — Chairman, President and CEO

Thank you very much, Walter. Paul, any final thoughts?

Paul Murphy — Amegy Bancorp — CEO

I just would wrap up with saying that obviously a decision like this is something that is very important and our Board was so studious. You look at what’s happening in the business these days and our stand-alone option was attractive. We certainly could have continued. We had a lot going for us. But I believe that this is an optimization strategy. I think this is a better deal for our shareholders long run. I think it’s a great situation for our staff, and I think our customers will continue to enjoy terrific service.

We didn’t have to do anything but in making this move, I feel like it is a very solid decision and one where all of our constituents will benefit in the long run.

Harris Simmons — Zions Bancorp — Chairman, President and CEO

That is great. With that, why don’t we open it up for questions?

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Heather Wolf, Merrill Lynch.

Heather Wolf — Merrill Lynch — Analyst

Good morning. A couple of questions on the cost save assumption. First of all, can you give us a little bit more color on the break down of what percent will be technology oriented and what percent will be people oriented?

Harris Simmons — Zions Bancorp — Chairman, President and CEO

Doyle, you want to talk about that?

Doyle Arnold — Zions Bancorp — CFO

I would guess that more than half will be people oriented including some of the technology and operations. Essentially they spend a lot of money developing technology and operating it. It is spread out over a very small base. We don’t believe that we on an integrated basis would need as many people. You do need some of the equipment. We think that Amegy was on the verge of facing a decision to upgrade some of its software and hardware platforms anyway. And that expense will be avoided by in part by conversion to our systems which are at this stage of their evolution designed to service a much larger base than Amegy’s today.

So, a significant part of the savings even in the technology area will be people over time. And a little bit of it in the hardware and software and so forth.

Heather Wolf — Merrill Lynch — Analyst

And of the hardware, or I’m sorry, of the operations, the technology expenses, what percentage of that is related to the cash management system at Amegy and are those expenses or are those — is there really that much overlap with Zions so that you can cut out a lot of the cash management people?

Doyle Arnold — Zions Bancorp — CFO

We are very pleased with the treasury management, treasury workstation, lockbox offerings that Amegy offers to its customers. We don’t plan to touch that. And if anything, we may take some of those capabilities and export them to the rest of — or at least some of the other Zions family of Banks that could benefit from those. We think those are a clear, competitive advantage for Amegy. But my comments about the expense saves that are possible took into account the fact that we believe that platform and those capabilities should be preserved and continue to be enhanced.

Harris Simmons — Zions Bancorp — Chairman, President and CEO

I might just also add that Amegy has done a fabulous job, particularly in a couple of sectors with the depository relationships they have in municipalities, with health care. They have some very large health care entities here in Texas that we think are really leverageable. And again, that’s — we see some revenue enhancement in that that we have not factored into any other our numbers here.

Heather Wolf — Merrill Lynch — Analyst

And of the 50 million tech budget that you quoted, how much of that is cash management oriented?

Doyle Arnold — Zions Bancorp — CFO

I don’t have that break down.

Harris Simmons — Zions Bancorp — Chairman, President and CEO

Paul, do you want to speak to that?

Paul Murphy — Amegy Bancorp — CEO

I think that what Doyle is suggesting is that the treasury management staff, the answer I think is zero. With anything we’re going to be expanding our treasury management capabilities throughout other parts of the Company.

Harris Simmons — Zions Bancorp — Chairman, President and CEO

But she’s saying, what portion of your tech budget is actually treasury management?

Paul Murphy — Amegy Bancorp — CEO

Oh, I see.

Doyle Arnold — Zions Bancorp — CFO

Let me just say it this way, Heather, the actual what they call their tech and ops budget is actually 60 million, not 50 million. As I mentioned earlier, I’ve tried to carve out some things to make it comparable to a number that I gave you for us. And I believe that pretty much all of the lockbox and treasury staff are excluded from the 50 million.

Heather Wolf — Merrill Lynch — Analyst

That is helpful. And just one point of clarification. If I did the math right, it appears that the growth that you are assuming in ‘07 for Amegy is not 14%. It’s like 11%.

Doyle Arnold — Zions Bancorp — CFO

I’m not sure — (multiple speakers) loan growth?

Heather Wolf — Merrill Lynch — Analyst

I’m sorry?

Doyle Arnold — Zions Bancorp — CFO

I’m sorry. Where are you doing your math, off of which page?

Heather Wolf — Merrill Lynch — Analyst

I thought you said, Doyle, I’m on page 25. I thought you had said that you were assuming 14% growth for Amegy?

Doyle Arnold — Zions Bancorp — CFO

I believe —

Frank McMahon — Lehman Brothers — Investment Banker

That is an earnings growth assumption. That is the IBIS estimate earnings growth assumption.

Doyle Arnold — Zions Bancorp — CFO

Yes —

Heather Wolf — Merrill Lynch — Analyst

It looks like you’ve assumed 11%.

Doyle Arnold — Zions Bancorp — CFO

Going, from 90 to 100?

Heather Wolf — Merrill Lynch — Analyst

Right.

Doyle Arnold — Zions Bancorp — CFO

Possibly so.

Frank McMahon — Lehman Brothers — Investment Banker

I’m sorry, there is an ‘07 estimate for Amegy which is up 11%. And then after that, 14% after that.

Heather Wolf — Merrill Lynch — Analyst

Got it. Thank you very much. I will re-queue and let some other people get some questions in. Thanks.

Operator

Todd Hagerman, Fox-Pitt Kelton.

Todd Hagerman — Fox-Pitt Kelton — Analyst

Good morning everyone. Paul and Walter, perhaps you would be best to address this. I think, Paul, you just mentioned that, in fact, you really didn’t have to do anything at this point in time. I’d be curious if you could talk a little bit about the negotiation or bidding process that the Company may have gone through? And perhaps a little bit in terms of mindset of the Board in terms of how they chose to partner with, say, Zions as opposed to another party that may have been at the table?

Paul Murphy — Amegy Bancorp — CEO

Sure.     I think it would be fair to say that over the years we have had various entities that have expressed interest in our organization. I think the boards deliberations really focused on three things; what’s the best situation for our customers, for our staff, for our shareholders. I believe, as I mentioned, that we feel this is an optimization strategy for the shareholders long-run. It would not be appropriate for me to talk about any of the nuances of who we did or didn’t talk to or any aspects of the details of that. But I think there’s a great deal of enthusiasm at our Board and a strong feeling that this is a good step for us.

Todd Hagerman — Fox-Pitt Kelton — Analyst

Okay.     It just leads me to the question that the management team went through a great deal in terms of the rebranding effort and the strategic refocus, if you will. If you look at the historical growth rates of the company relative to Zions, I just find it curious that at this stage of your growth cycle you would choose to pair up with a company like Zions who granted has had a very good track record, but given your growth rate being somewhat higher than that of Zions, why now as opposed to another point in time?

Paul Murphy — Amegy Bancorp — CEO

I guess there is really never a perfect time to consider doing something different, and perhaps never a bad time to consider doing something different. So what we’ve looked at, the hand that we have today, which we think is attractive, but having spent increasing amount of time with Zions and Harris and the organization, we think this is a good step for us now. Our name change, our name will go forward as Amegy Bank of Texas as you have heard. So the name change in some ways does set up our long-term strategy of being the state champs regardless of this move. I would tell you that one thing that is on my mind long-run is the slope of the yield curve being a slightly asset-sensitive balance sheet. As rates increase, we expected that we would see more improvement in margins sooner than we actually realized being affiliated with Zions, given their just industry-leading success of managing their margin. We think that is a very attractive part of the affiliation, is working together with them on margin management.

Walter Johnson — Amegy Bancorp — Chairman

I’ll throw my two cents in; this is Walter. We have a pretty astute Board and I think a management team. And the banking business is not an easy business, and I think it is getting tougher. The successful banks are going to be those that drive out cost, improve your efficiency, and I think that our Board as concerned about the future, how can we do that most successfully to the benefit of the shareholders? And so a combination like this, and you heard Doyle mention all of the costs that we can share over a much larger organization than a company our size which is relatively small by comparison, and so to drive out those costs to benefit the shareholders. Also our Board feels like there’s still a lot of opportunity in the state of Texas. I think opportunity is accelerating. And to be able to speed up the process, give us more capital to do the things that we think we can do in Texas, take our team and expand it, it creates opportunity. So to me, this is a very opportunistic time to do this. I am quite excited about it. I think it is a win-win for the shareholders.

Todd Hagerman — Fox-Pitt Kelton — Analyst

Thanks very much, I appreciate your comments.

Operator

Lori Appelbaum, Goldman Sachs.

Lori Appelbaum — Goldman Sachs — Analyst

My question relates to the balance sheet restructuring. If you could quantify the pro forma sensitivity to rising rates versus the combined company in that for Amegy, in that in Amegy’s first-quarter Q they indicated that they were asset-sensitive, but the net interest margin hasn’t been behaving that way. So if you could quantify the pro forma rate sensitivity to the combined company and Amegy alone?

Doyle Arnold — Zions Bancorp — CFO

Do you want me to take that one, Harris?

Harris Simmons — Zions Bancorp — Chairman, President and CEO

Sure, that is fine. And is David there with you?

Doyle Arnold — Zions Bancorp — CFO

He is. David is David Hemingway, our Chief Investment Officer as you know, Lori. You are right in that Amegy’s margin has been under pressure despite the fact that the core part of their balance sheet probably is asset-sensitive, but with the mortgage back, some of the longer-dated — other longer-dated assets and then coupled with the short-term borrowings that they are engaged in in order to fund new loan growth with those assets being on the balance sheet, the net result for the Company as a whole appears as liability sensitivity in the form of a margin that is under pressure in a rising rate environment.

What we believe, Lori, is that somewhere between 1 billion and 1.5 billion of those mortgage-backs and other longer-dated securities could be sold with the mark taken at the close or even prior to the close through the income statement. As you know, there was at the end of the first quarter a negative mark through OCI on Amegy’s financial statements. To liquidate those securities you would realize that mark through the income statement, whatever it is at the time. What we would then expect to do is get to a duration and interest rate sensitivity that is slightly asset-sensitive instead of what in aggregate is probably slightly liability-sensitive. So, again, by taking some of the prime- based loans like our poor balance — our natural state is about 70% of our loan portfolio floats with prime or LIBOR. The comparable — the number at Amegy is very, very comparable.

So we would engage and we would estimate 1 billion to 1.5 billion of five-year interest rate swaps to replace the durations lost, but eliminate the extension risk of the mortgages. The net-net of all of that, if we had done it at the end of the first quarter based on Amegy’s profile at that time, would have been a slightly asset-sensitive balance sheet going forward and a margin of probably between 4.4 and 4.5% instead of the reported 3.87%. Does that help?

Lori Appelbaum — Goldman Sachs — Analyst

Yes, thank you. My follow-up question also is related to their syndicated loan portfolio, it looks it’s 16% of total loans. What are your plans for that portfolio? Are you thinking similar to the strategy in the Sumitomo portfolio?

Harris Simmons — Zions Bancorp — Chairman, President and CEO

No, these are very — this is very different.

Lori Appelbaum — Goldman Sachs — Analyst

The high quality?

Harris Simmons — Zions Bancorp — Chairman, President and CEO

This as a very, different — well, it’s not just a matter of quality, but these are companies that Amegy has relationships with. I know they’ve talked to this before, but Paul, would you like to — ?

Paul Murphy — Amegy Bancorp — CEO

Sure, just to kind of round you out on the characteristics of the portfolio, it’s 130 relationships, about 755 million in loans outstanding, about 375 million in deposits. 89% of the companies are either Houston or Dallas, and the few that aren’t are the surrounding Oklahoma or Louisiana markets. So I believe it is unlike some portfolios in that our credit quality is very, very high. They’re core relationships. They are really more — we call them club deals. They’re companies that we have had good relationships with. Fee income from the portfolio is about 13 million on an annualized run rate. And we estimate the portfolio yields around LIBOR plus 200, actually a little over at March 31st.

So it is different than what you think of when you think of a syndicated credit portfolio. Our credit track record also has been very, very good. Nonperformers have been few and far between. So we are quite pleased with the performance of the portfolio.

Harris Simmons — Zions Bancorp — Chairman, President and CEO

I would just add, Houston is a market where you have a lot of headquarters’ companies, one of the things that makes it attractive to us. When you have a lot of headquarters’ companies, it creates an environment that is really conducive to the creation of all kinds of businesses underneath that umbrella, if you will, that canopy. But the deals that we’re talking about here are very different from the kind of things that we found at Sumitomo which were just kind of random things from all over the country with no other relationships. I think to have the volume of deposit relationship they have with these credits is quite significant.

Lori Appelbaum — Goldman Sachs — Analyst

So the plan is to continue to grow the portfolio?

Harris Simmons — Zions Bancorp — Chairman, President and CEO

Yes, the fact that there are shared credits certainly wouldn’t deter us. We have credits that get too large for us to want to hold on to the whole thing. The driver isn’t whether it’s a shared credit. It really out to be, do you have a substantive relationship with the customer where you can sell other products, and is the relationship profitable? I dare say as we put — I know that the way we think of incentive plans and as we work with Amegy’s management, we want to be sure that we are incentivizing profitability at the relationship level, and I know they think about it that way. It’s evidence by the kind of cross-selling that’s going on with these customers.

Doyle Arnold — Zions Bancorp — CFO

Laurie, this is Doyle. I want to put one coda on my comment about the balance sheet restructuring. Back on page 25, the balance sheet restructuring costs, the give-up in income there just to be clear, we did — that number does not include as much pickup in the margin as what I quoted you, that we would have been able to achieve on March 31. Again we think that at the end of the day, it’s likely that the income give-up will be less than the 22 and 23 million shown there because of the ability to put these swaps back on, but we were intensely conservative there, not knowing what the yield curve will look like when we do this.

Lori Appelbaum — Goldman Sachs — Analyst

Thank you.

Operator

Jay Cunningham, Southcoast Capital.

Jay Cunningham — Southcoast Capital — Analyst

Good morning, congratulations. Can you just hit a little bit, I guess, Harris, just on what further plans in Texas you are going to have? Is it going to be business as usual for fall, and I guess since specifically looking at the DFW market as well?

Harris Simmons — Zions Bancorp — Chairman, President and CEO

Well, we’ve told them that we certainly want to be supportive of intelligent growth in this market. I’m quick to tell anybody that I’m a large enough personal shareholder that I don’t want to see us doing things that don’t have — that aren’t a good fit, that aren’t going to further the profitable growth in the shareholders interest of this company. But they do have — it’s our assessment that they have a first-rate management team. It’s not just Paul. Scott McLean and others who are as strong a bankers as you’re going to find in this market. They are capable of building a much larger business. We want to facilitate that in an intelligent way.

I think the first order of business is making sure that we get this thing nailed down, and that this deal is working as it should. But as that happens, we want to, as we do all of our banks, you know, the way we operate we are a parent, and these banks are part of the family. We want to make sure that they are growing, that they are prosperous, and we want to facilitate that, and we want that to be driven locally.

Jay Cunningham — Southcoast Capital — Analyst

I guess if we just look back with the plans that Amegy had set forth even yesterday, then that would be a fair way to think about it going forward?

Harris Simmons — Zions Bancorp — Chairman, President and CEO

I’m going to ask Scott —

Scott McLean — Amegy Bancorp — President

Jay, how are you this morning?

Jay Cunningham — Southcoast Capital — Analyst

I’m good. How are you?

Scott McLean — Amegy Bancorp — President

Thank you for the question. No I tell you, this is all about growth for us. I think at the fundable core or what has been talked about several times already the community banking history that Zions has and our community banking legacy match up just perfectly. And I think as our Board really considered this transaction and as management considered it, we feel like in order to be state champs, to continue to grow the way we had projected that that community banking feature was very important. And so we think we have a partner that will allow us to do that.

But being even more specific, when you look at what Zions has accomplished from a small business banking standpoint in their various franchises, we think that is going to be a great addition on the revenue side. We think also when we look at our energy business, real estate, our syndications capability, not where we are buying syndicated facilities but when we syndicate, and we underwrite, businesses like foreign exchange and many others, we think without going into all the detail now for each one of them, that being part of this larger platform, we’re going to be able to not only do more business here but potentially be helpful to the rest of the franchise as they grow as well.

Jay Cunningham — Southcoast Capital — Analyst

Okay, great. Thank you so much.

Operator

Jennifer Demba, SunTrust Robinson.

Jennifer Demba — SunTrust Robinsons — Analyst

Good morning. Congratulations. I’m just wondering how Paul and the rest of the management team’s mindset will change in terms of growth being partnered with Zions given they’ve been more focused on revenue growth but definitely mindful of profitability. How will you look at that balance going forward being a part of the Zions family?

Paul Murphy — Amegy Bancorp — CEO

Jennifer, I think it’s very much parallel, still profitable growth is what it requires to add value to the shareholders and that job hasn’t changed for us. I see it as a real positive. It takes the time that Scott and I and Randy and others have been spending out of the market on investor conferences and road shows and things of that nature. I think this is going to give me about 25 or 30 days a year back to making calls in this market and growing the core business and helping our bankers learn how to underwrite and make loans. And from where I see it, it’s a very positive sort of time allocation. I think it really points me much more towards value creation for shareholders. I’m enthusiastically looking forward to that.

Jennifer Demba — SunTrust Robinsons — Analyst

Okay, thanks and one last question. Given that you guys did change the name a few months ago, and part of the marketing campaign was that you are still the same bank, having been sold, how do you envision posturing visit to the local community so that they understand why a sale design is different than a sale to another company?

Paul Murphy — Amegy Bancorp — CEO

I think we were the first to of course discontinue that we haven’t been sold, that was not — an accurate comment. But I think the rest of the message is very much intact, we are still a local bank, decisions are still made here, it is still the same team, it is a transition. But I think the essence, the most important part of that message is still in intact from a customer standpoint. We of course here at the bank think, Scott really talked about this some this morning, that customers are going to get a great deal of focus to every aspect of this. The truth is what they want is a banker that will return their call, be at their place of business, help them with their financing, close the loan on Thursday at 2 o’clock if that’s what the promise was and do so with a competitive pricing.

Our ability to do all of those things has been strengthened by doing this. And so I think we’ll be in the market with a great deal of confidence about how we’re going to serve our customers in the future.

Scott McLean — Amegy Bancorp — President

Jennifer, this is Scott. I might add to that. Walter commented this morning to our officer group and I think just right on point that when our competitors — the worst thing they can think to say about us is that we’re going to sell someday. That is the worst thing they can say about us. It sort of takes that bad issue off the table. And I think as customers and prospects have been — understand the Zions background, the Zions history, their operating philosophy and realize that it is so consistent with ours, that what was a competitive issue for us at times will now be removed from the table. They are going to see our management team more in the market than ever before. And we think all of that is positive.

Walter Johnson — Amegy Bancorp — Chairman

Personally, I think this is bad news for our competition because we’ve got the same team, same name, the same ability. We’re reducing our costs. We’re going to be a more effective competitor, and we’re in this for the long run. I think it’s good for us, and I think some of our competitors will not feel quite so good.

Jennifer Demba — SunTrust Robinsons — Analyst

Thank you.

Operator

Manuel Ramirez, KBW.

Manuel Ramirez — Keefe Bruyette & Woods — Analyst

Hi.     Good morning, congratulations. I have a couple of questions for you. First, Doyle, I’m a little confused on this line on page 25, the incremental interest expense and balance sheet restructuring cost. It seems to me like what is lumped in there is get the spread income give-up from the deleveraging plus the cost of funding the cash portion of the deal. Is that the right way to read into that?

Doyle Arnold — Zions Bancorp — CFO

Yes.     That is correct, it is the spread give-up and the cash, exactly.

Manuel Ramirez — Keefe Bruyette & Woods — Analyst

Your point before was if you had hypothetically taken the billion dollars or so off the balance sheet and put it in its place a swaps portfolio (indiscernible) the notional amount being about $1 billion, the margin would have been 4.4%, 4.5% in the first quarter?

Doyle Arnold — Zions Bancorp — CFO

Yes, that would have been exactly. The 387, I think, would have immediately picked up because you are now — you would have replaced most of the income give-up from the securities and loan sales with income from swaps on that date. So you’ve got almost — not quite, but almost the same income spread over $1 billion less of earning assets. That is how you get the 50 plus basis points of pickup in the margin. And we did not assume that we would get all of that pickup in these projections. We would hope we might, but we tried to be a little conservative here as we were with the cost savings.

Manuel Ramirez — Keefe Bruyette & Woods — Analyst

But when we boil it down, how much pretax spread income are you losing then in that assumption on page 25, which assumes that there’s no swaps that were placed in the securities portfolio?

Frank McMahon — Lehman Brothers — Investment Banker

Doyle, I think we are losing 40 basis points in that assumption.

Doyle Arnold — Zions Bancorp — CFO

Yes, I think that is about right, on the billion.

Manuel Ramirez — Keefe Bruyette & Woods — Analyst

Okay, so 40 basis points on $1 billion — multiply 40 basis points times 1 billion; that is my spread income give-up. Gotcha. And then secondly, Doyle and Harris, could you talk about how you think about pricing on this transaction? Doyle, I’d characterize you as one of the more vocal critics of bank deals these days, given where multiples have been. As you pointed out, it’s not a cheap multiple, but clearly you are getting into a market that you’ve wanted to get in for a while.

Also it seems to me like on your IRR assumptions, to get that 14% IRR, it depends critically on the long-term growth rate of the company being in the mid teens, but in reality the growth rate of Amegy over the last few years has been around 9 to 10%. What do you think that you can do to improve the growth rate of the company over time; and then again, the question on pricing?

Doyle Arnold — Zions Bancorp — CFO

Well, I don’t think we are actually — we’re not necessarily counting on getting to the midteens but maybe to the lower double digits, in any event, on a longer-term basis and a reasonable, i.e., not an acquisition premium kind of terminal value multiple applied to the end result. The multiples are rich. This is a premier property, and I think its worth — it would command the kind of premium that a premier property would command. So you also have to look at, I think we’ve got — in this transaction we merged with a much stronger company than a lot of the other comparables to which it will inevitably be compared. So on that basis, I think it’s a reasonably good deal. It is expensive, but we think — the reasons that I’ve already talked about; we’ve been reasonably conservative in the return projections here, and I think we can meet or beat those.

Harris Simmons — Zions Bancorp — Chairman, President and CEO

I guess I would just add, going back in time a little bit when we went into the San Diego market, that was actually a pricier deal than this. It was a pricier time in the history of deals. But again, I can’t overstate the importance of having the right vehicle to enter a market like this. We really did think that this is the opportunity of a career, and the only opportunity we’d ever really have envisioned as being the right entry into this market, because it gives us the right team to be able to build this out. I say that not gratuitously. I say it because I’ve known the people and watched how they operate for a very long period of time, and feel very strongly personally that way and am willing to spend some of my own money as a shareholder to make that bet.

I think it is a bet that I feel very certain it’s one that we’re going to be looking back on and saying this was a really important move for us. If you go back and look at the footprint we have as a company, this would be the envy of the industry.

Manuel Ramirez — Keefe Bruyette & Woods — Analyst

I appreciate your comments. One last question and I’ll turn it over to someone else. Do you think you’ll have your hands pretty full with this deal for a while, and we’re unlikely to see another deal from you in the next nine or twelve months or so?

Harris Simmons — Zions Bancorp — Chairman, President and CEO

Well, I think that is a reasonable likelihood. I mean, this is — clearly what we’re going to be focused on is getting this nailed down and working over the next year. I can’t say — you never say never, but we have no anticipation that we’ll be doing anything of any size.

Manuel Ramirez — Keefe Bruyette & Woods — Analyst

Okay, terrific. Thanks a lot and, again, congratulations.

Operator

Kirsten Ramstrung (ph), Bear Stearns.

Kirsten Ramstrung — Bear Stearns — Analyst

I actually have a couple questions for Paul Murphy. Paul, my first question is, are there employment contracts in place or going to be put in place for the management team at Amegy? And could you provide any color on those?

Paul Murphy — Amegy Bancorp — CEO

Kirsten, yes, there are a handful of management contracts in place that have all been signed as part of the deal. They are three-year commitments. However, mentally, I’m thinking about a much longer-term run than that.

Kirsten Ramstrung — Bear Stearns — Analyst

Okay.     I was wondering, Paul, if you would be interested in providing an outlook for the second quarter for Amegy similar to what Harris provided, especially in terms of loan growth, deposit growth, net interest margin?

Paul Murphy — Amegy Bancorp — CEO

Well, I’d be happy to give you just a couple of comments by way of overview. I’m encouraged about loan growth. Deposit growth, especially here late in the quarter, has been attractive. We have not closed our earnings either yet at this point in time, but we feel good about asset quality. Credit quality will be very good this quarter. Core growth, I like the way things feel and I like the outlook for the second half of the year. The pipeline in terms of new business is quite attractive.

Kirsten Ramstrung — Bear Stearns — Analyst

Anything in terms of margin?

Paul Murphy — Amegy Bancorp — CEO

It would be too early. I mean, obviously, I know what April and May were, but we just don’t know about June yet, and that is an important part of it.

Kirsten Ramstrung — Bear Stearns — Analyst

Okay.     Thank you.

Operator

Terry Maltese, Sandler O’Neill Asset Management.

Terry Maltese — Sandler O’Neill — Analyst

Hi, good afternoon. A couple of questions, if you can maybe explain to us a little bit about the change in thought process at Zions. You all have pretty consistently said tangible book value was very relevant as you looked at acquisitions. And as such, Texas was usually too expensive. I guess if you sort of back into it that tangible book dilution here is between 6 and $7, and it seems that the time in which you earn that back is pretty lengthy. Could you guys talk about that and really a change of thought process at Zions that made you comfortable diluting tangible book this much?

Harris Simmons — Zions Bancorp — Chairman, President and CEO

Doyle, do you want to take a shot at it, and I’ll have a thought?

Doyle Arnold — Zions Bancorp — CFO

I’m going to ask you to repeat the question, because unfortunately I had to step out for the first part of it and I came back in the middle.

Harris Simmons — Zions Bancorp — Chairman, President and CEO

He’s just talking about the tangible book dilution from the deal, what he perceives to be a change in our thinking about book value dilution.

Terry Maltese — Sandler O’Neill — Analyst

Right.     Historically, you had talked about tangible book being very relevant. This is a 6 or $7 dilution in tangible book. I guess we figure you’re talking about decades to earn the tangible book value dilution back. So I was hoping you can comment on the change in thought process.

Doyle Arnold — Zions Bancorp — CFO

I don’t know that we ever talked about tangible book value dilution as being a constraint. I’ve talked a lot about return on equity as being very important and return on tangible equity as being very important, and I still believe these things. I guess maybe the way to express what you are saying in different terms is that our GAAP return on equity as a combined company will fall by several percentage points, although the cash return will continue to be extremely strong. But I think GAAP return on equity is still going to be solidly into the double digits, north of — 12% or north thereof, and will be coming back over time. And, of course, the difference between the two is the regulatory need to capitalize goodwill dollar for dollar with common equity.

So, yes, there will be some dilution of GAAP return on equity. It will — that return will grow back over time and it will take several years. Again, the IRR for the transaction as a whole is we think positive under reasonably conservative assumptions. And both the GAAP and the cash earnings per share accretion and dilution and accretion numbers are also, we think, quite reasonable, again under demonstrably conservative assumptions.

Terry Maltese — Sandler O’Neill — Analyst

My question doesn’t relate to return on equity. My question relates specifically to the numerous times you have said in meetings that you viewed tangible book value and the dilution of it as very relevant in acquisitions.

Harris Simmons — Zions Bancorp — Chairman, President and CEO

I asked Doyle to answer you first, because I don’t recall having said that.

Doyle Arnold — Zions Bancorp — CFO

And I have never said that.

Harris Simmons — Zions Bancorp — Chairman, President and CEO

My own view of it is I think you have to take every measure. Somebody — a professor of mine once said that the problem with any ratio is it consists of two numbers. It’s hard to capture everything that is important with two numbers, and I think that is the case here. In an industry as leveraged as banking is, looking at ratios relative to book value I think can be really misleading, particularly in an era when you have a lot of things marked to market, some things not. So I wouldn’t dismiss it as being an irrelevant ratio, but I think you have to look at a variety of metrics to determine whether something is making sense.

Most importantly, I think you have to look at the internal rate of return on an investment. That ought to be the driver, and that certainly was in our thinking about this deal. I don’t know if that answered the question, but that is the answer.

Operator

Ben Crabtree, Piper Jaffray.

Ben Crabtree — Piper Jaffray — Analyst

I’ve got a couple questions about the integration process. If I read this correctly or if I’m interpreting this correctly, it sounds as though you’re going to convert Amegy to your systems before you do the California Bank & Trust conversion; is that correct?

Doyle Arnold — Zions Bancorp — CFO

That is our current thinking, yes, Ben.

Ben Crabtree — Piper Jaffray — Analyst

How big a job is — what does Amegy run and how difficult is it going to be to convert it to the metavante system?

Doyle Arnold — Zions Bancorp — CFO

No, we’re not going to convert it to the metavante system, but to the core Zions platform onto which California will be converted probably then a bit later in calendar year ‘06 than we were currently contemplating. We think our technology and operations people have met with Amegy’s and think they are very confident that this is a conversion that could be largely completed within six months, which means maybe relatively shortly after the transaction closes, early in ‘06.

Ben Crabtree — Piper Jaffray — Analyst

But it might slightly delay the California conversion, too?

Doyle Arnold — Zions Bancorp — CFO

Yes, perhaps. We haven’t really charted all of that out. We think this is an easier conversion than California for a variety of reasons.

Ben Crabtree — Piper Jaffray — Analyst

But you are not converting to a metavante sort of a system?

Doyle Arnold — Zions Bancorp — CFO

No.

Ben Crabtree — Piper Jaffray — Analyst

Okay, I misunderstood. And then the other thing, and this is a follow-on in terms of the contracts, you talk about top management contracts. What I’m kind of curious is to what you might do in the way of effectively locking up a lot of those bankers that are so important from a revenue standpoint. I mean how far down do you go to try to basically do — tie those people up for some kind of an extended period beyond which time their options are all basically in the money?

Paul Murphy — Amegy Bancorp — CEO

Ben, this is Paul Murphy. We have a couple of things. One is we think that our team having been together for a lot of years and been successful and with good bonus programs and an ongoing ability to participate in the stock options program at Zions will be attractive. But one feature of our stock options is that half of the options vest on the transaction and the other half continue to vest in accordance with their original terms. That would be for our last couple of years worth of options that we’ve issued. So there is a retention factor there. But it’s a competitive market. We’re very much aware of that and we’ll expect to continue to be a good place to work.

Ben Crabtree — Piper Jaffray — Analyst

Is there a significant difference in terms of the incentive comp package for say your good commercial bankers versus what might be in place after the transaction?

Paul Murphy — Amegy Bancorp — CEO

Well, as you would expect the Zions organization affords all of their member banks a great deal of autonomy in terms of banks like that. And so we are confident to go forward our ability to compensate and retain people is very much intact.

Ben Crabtree — Piper Jaffray — Analyst

Okay, thank you.

Doyle Arnold — Zions Bancorp — CFO

And, Ben, I might just reiterate on page 24 in the charges and reserves we’ve allowed for some extra cost to — for Paul to address exactly the question you are asking to make sure that those people are incented to stay around.

Ben Crabtree — Piper Jaffray — Analyst

Okay, thanks.

Operator

Jackie Reeves, Ryan Beck.

Jackie Reeves — Ryan Beck — Analyst

Thanks, Doyle, Harris, my questions have been asked and answered.

Operator

Chris Chouinard, Morgan Stanley.

Chris Chouinard — Morgan Stanley — Analyst

Hi.     Good afternoon, guys. I had a couple of very quick questions. First, in that line that people have been asking about in the pro forma incremental interest expense and restructuring cost, what is your assumed cost of debt financing?

Doyle Arnold — Zions Bancorp — CFO

Frank, do you want to address that?

Frank McMahon — Lehman Brothers — Investment Banker

Yes, it is LIBOR plus 100.

Chris Chouinard — Morgan Stanley — Analyst

Do you plan to finance this with floating-rate debt then?

Doyle Arnold — Zions Bancorp — CFO

It may be fixed and swapped to floating or floating but for our asset liability management purposes, it will end up as floating.

Chris Chouinard — Morgan Stanley — Analyst

Got it. And just kind of stepping back and looking at kind of the returns from your pro forma if you look at return on investment and related to your IRR, it looks like in 2006 if you run through the pro forma in terms of the incremental net income from Amegy, cost savings less the financing cost and intangible amortization, you get about a 4.6% initial return on investment. If you take and just sort of add up all those numbers and divide by 1.7 billion, which then increases to about 6.1% in 2007.

And these seem like very low kind of returns on the investment. And I know you’ve lowered your financing costs somewhat with the debt financing. How do you kind of reconcile that with a 14% IRR? Because it does seem like this is a very low return investment for the foreseeable future.

Doyle Arnold — Zions Bancorp — CFO

I think the return on equity which is what we tend to look at which is not exactly the work that pro formas are stated is probably slightly higher than what you are describing, somewhat north of 5% in the first year and then growing thereafter. It is, the return on equity is low because of the need to have so much equity against the goodwill. Again, the cash return or the return on the intangible component is much higher but the capital is invested.

And the — so the IRR is critically dependent on the terminal value multiple that what do you do after the fifth year? What is the company worth, if you will? Which is another way to say what is the capitalized value of all the future earnings. And there even though by everyone’s expectation, Texas as well as the rest of our territory, will be among the highest growth markets in the country. We’ve applied a terminal value multiple on page 31 in the appendices of 14. It is capitalizing all of the future earnings into a value of the Company. And the IRR 14% is highly sensitive to that terminal value multiple. But we think we’ve been somewhat conservative in picking the 14.

Chris Chouinard — Morgan Stanley — Analyst

Okay.     In terms of just the capital, you mentioned that share purchase, the buyback program is suspended. Have your target capital ratios postmerger — did they change at all? And under what conditions would you continue repurchasing shares? And should we expect sort of higher or lower levels of payouts in the future then we’ve had over the last couple of years?

Doyle Arnold — Zions Bancorp — CFO

I think you’ve asked a couple of questions. One about — three — capital repurchases and I guess the last one was about dividends. Our capital ratio, our tangible equity ratio at the end of the first quarter was just above 6.8%. I’ve already mentioned that it will fall to somewhere between 5.4 and 5.5% we believe probably a little closer to 5.4 as a result of the transaction. And the preferred component of the financing is again designed in the near term to get core capital back up to measures that the rating agencies should be comfortable with.

We expect that we will want to increase tangible equity back over time to something that is closer to 6%. I mean for a long time we’ve said north, somewhere around 6 was our goal. That may change a bit as with the preferred layer in there. But even with substantial growth projected, our tangible equity ratio should rebuild at a rate of roughly 50 basis points per year with no buyback. So you are talking maybe a year to get back to somewhere in the neighborhood of 6% which is probably a more comfortable level.

And again, it probably — it may assume — we haven’t really talked about what it means for dividends, a small increase in dividend wouldn’t change that scenario very much. It probably won’t be a large increase in dividends for the foreseeable future. For at least the next three or four quarters. But I think long-term after that it doesn’t really impinge on our ability to growth dividends and the buyback and fund the kind of double-digit growth in the balance sheet.

Chris Chouinard — Morgan Stanley — Analyst

Thank you very much, guys.

Operator

Dave Bishop, Legg Mason.

Dave Bishop — Legg Mason — Analyst

Good afternoon, gentlemen. Paul, I’ve just got a quick follow-up to Ben’s question. I’m sorry for the repetition here but I just want to clarify something. In terms of the lender lockups or retention bonus, day bonuses, I understand that those will not be offered, its more of a function of half the options coming in to or vesting on the change of control?

Paul Murphy — Amegy Bancorp — CEO

That is correct. That would be of the last couple of years of options that have been issued. So some of the options go back further will vest.

Dave Bishop — Legg Mason — Analyst

And second, this might be to Harris or Doyle. In terms of some of the pro forma earnings on balance sheet there, have you made any assumptions in terms of loan or deposit attrition in terms of those pro forma financials?

Harris Simmons — Zions Bancorp — Chairman, President and CEO

Because we are not — the plan doesn’t include disposal of branches because of overlap etc., we don’t expect that there is going to be any slowing of that momentum. We went into a market in California where we had — I was expecting we would see a third of our deposits lost at Sumitomo and actually bolt from there. This is a very different case where we are not doing anything that will be apparent to a customer from the outside. The management is here. We expect all of the key producers are going to be here. The branch network basically remains intact. We don’t see that as a real risk in the transaction.

Dave Bishop — Legg Mason — Analyst

Gotcha, thanks.

Doyle Arnold — Zions Bancorp — CFO

As I mentioned, there will be some shrinkage in the balance sheet we think as you ran off some of the higher cost sources of funding, the borrowings may be some of the CDs, but not the core business.

Harris Simmons — Zions Bancorp — Chairman, President and CEO

Not the customer business.

Operator

Jefferson Harralson, KBW.

Jefferson Harralson — Keefe Bruyette & Woods — Analyst

Thanks.     My first question is, is the cost of debt financing in the IRR calculation on slide 31?

Doyle Arnold — Zions Bancorp — CFO

I believe it is, yes.

Jefferson Harralson — Keefe Bruyette & Woods — Analyst

Okay.

Frank McMahon — Lehman Brothers — Investment Banker

Actually, correction there. It is really not. This is not a levered IRR, this is an unlevered IRR.

Jefferson Harralson — Keefe Bruyette & Woods — Analyst

Okay.     And the leverage of the Amegy balance sheet where it seems like you are going to lose about $20 million of revenue, I guess I don’t totally understand how you offset that by putting on swaps at the current prices with the yield curve so flat now. Or am I missing something in how I am thinking about that? (multiple speakers) It’s just (multiple speakers) value and have those offset.

David Hemingway — Zions Bancorp — Chief Investment Officer

This is David Hemingway. Maybe I can help here. If you take the mortgage-backed portfolio that Amegy has, they have a yield of 4.14%. And they have a marked-to-market loss on that. But their current yield is 4.14%. If you look at the five-year swap rate, I don’t have a screen in front of me, but it is currently about 4.30%. So you can see that the swap rate in five years is actually 16 basis points higher than the yield on the Amegy 1.2 billion mortgage-backed security portfolio.

Now if you shrink the balance sheet, you’re going to take off liabilities, I mean you are going to take off the assets, 1 billion, 1.2 billion; something in that range. And you’re going to take off liabilities which are at LIBOR or you’re going to take off the highest cost liabilities not the core deposits obviously. And so you can — and the swaps also are at LIBOR. I’m not sure where 30-day or 90-day LIBOR is today but I presume it about 3 — actually I’m going to look — probably 340, something like that. So you’ve got 90 basis points of spread.

The fact of the matter is that’s the same 90 basis — they are making less than 90 basis points a spread on their portfolio. So even though we’ve taken a charge here, if you were to do the transaction today, it would appear to me that you would actually be picking up spread not losing spread. Does that help?

Jefferson Harralson — Keefe Bruyette & Woods — Analyst

It does. That’s very helpful. Thank you. And lastly, I was hoping you would have a comet on how many bids there were for Amegy and whether or not there were any higher bids? And with that, thanks a lot.

Paul Murphy — Amegy Bancorp — CEO

Yes.     Jefferson, this is Paul. Again, over the years we’ve been fortunate to have people that have expressed interest but it just wouldn’t be appropriate for me to go into any of the detail on that. Thanks for the question.

Jefferson Harralson — Keefe Bruyette & Woods — Analyst

Okay, thank you.

Operator

Edward Wu (ph), Reservoir Capital.

Edward Wu — Reservoir Capital (ph) — Analyst

Good afternoon guys. Congratulations again. I had a quick question on the just the merger, actual merger mechanics. In terms of the election of stock versus cash, what do non-electing Amegy shareholders get?

Frank McMahon — Lehman Brothers — Investment Banker

It’s Frank McMahon from Lehman Brothers. Non-electing shareholders will be prorated based on the other elections. So the total number of shares and cash consideration is fixed.

Edward Wu — Reservoir Capital (ph) — Analyst

Okay.

Frank McMahon — Lehman Brothers — Investment Banker

So it will be a function of the other elections.

Edward Wu — Reservoir Capital (ph) — Analyst

Got it. Thank you.

Operator

Heather Wolf, Merrill Lynch.

Heather Wolf — Merrill Lynch — Analyst

Just two quick questions. First of all, Doyle, your estimate of five, four to five, five tangible ratio, does that include the dividend increase from Amegy?

Doyle Arnold — Zions Bancorp — CFO

Yes.     It won’t materially impact that. That is correct.

Heather Wolf — Merrill Lynch — Analyst

And then have you had any preliminary discussions with the rating agencies?

Doyle Arnold — Zions Bancorp — CFO

We have alerted all of the rating agencies to the transaction. We alerted them to the possibility Friday night. We’ve had some discussions yesterday. There is one report out and one may have come out while we are on the call — we’re not sure. We were shown a draft this morning. We intend to go visit with them tomorrow. And I don’t know if since you are probably in a better position than I am to tell me what the rating agencies may have published in the last hour or two.

But I don’t think there is anything. I think the general reaction is probably they don’t like the dilution of the capital ratio. They see a little bit of transaction risk. They are intrigued by the diversification. And like the fact that the transaction risk with our model and the knowledge that the two management teams have of each other are — is probably a positive.

Frank McMahon — Lehman Brothers — Investment Banker

Doyle, it’s Frank McMahon. Fitch did come out and affirm your ratings while you were on the phone. The other thing I think there were a couple of questions on the IRR and wondering whether that was levered or unlevered. Just to give people a sense of the return, on the common consideration of 1.1 billion is about 18%; the 14% is a return on the entire 1.7 billion purchase price.

Heather Wolf — Merrill Lynch — Analyst

Okay, thank you.

Operator

Jason Tish (ph), Prospector Partners (ph).

Julie Anne Casternia, Prospector Partners

This is Julie Anne Casternia (ph) from Prospector Partners. You had answered a question by Lori Appelbaum that the reason why Amegy’s balance sheet was liability sensitive was because of the amount of long dated mortgage-backed securities and the increasing use of short-term borrowings to fund loan growth. And I just was wondering what I was missing because looking at Amegy’s balance sheet, the loan to deposit ratio is only 81%. So I’m not sure why they were using short-term borrowings to fund loan growth. And borrowings haven’t been increasing.

And then the securities portfolio is only 32% of earning assets, so not particularly large. The securities portfolio invested in MBS (ph) securities also not particularly large. So on the face of it, it didn’t look like there was a lot of interest rate risk on the balance sheet.

Harris Simmons — Zions Bancorp — Chairman, President and CEO

David, do want to speak to that? Paul did you have a — ?

Paul Murphy — Amegy Bancorp — CEO

I’m happy to share some comments if David would like to make some observations we can — David do you want to go first?

David Hemingway — Zions Bancorp — Chief Investment Officer

I’ll go first, sure. Basically as you well know, in asset and liability management a lot of assumptions are used in determining whether or not a bank is asset sensitive or liability sensitive. And so reasonable people can come to different conclusions particularly when you get close to zero. In this case our models indicate that Amegy Bank the way that it is structured today or as of March 31 or as of May, is liability sensitive. I believe their model shows they are asset sensitive. There is good reason, I mean there is good arguments on both sides of the fence.

The fact that their margin has been narrowing probably leads some credence to our observations that they are liability sensitive. We believe that the core bank without the investments, without the mortgage-backed securities and borrowings is quite asset sensitive on a stand-alone basis. What we are proposing here and what we plan to do is to restructure the balance sheet, reduce the securities portfolio, put on swaps as we have indicated, ladder some swaps in there the way that we run our balance sheet and we believe that it will be, according to our models, slightly asset sensitive when we get through.

So in summation, we think that their balance sheet is liability sensitive today. When we get through with the restructuring, it will be slightly asset sensitive in line with the way our other banks are operating. I believe their models, and Paul, you can address that, show that they are asset sensitive but it comes down to assumptions.

Paul Murphy — Amegy Bancorp — CEO

David, I think you did a very nice job assessing the situation here. We would just add that part of the question is why were we using wholesale funding and have the securities portfolio that we do have, why do we not delever? And it is true that it is spend margin business for us especially in today’s environment. It was a positive for net income. So there was just the P&L positive impact there.

Otherwise the observations on the balance sheet I would just say that in our reverse due diligence and really having a chance to spend a lot of time talking through the asset liability management strategy at Zions, it’s a big plus for us. We think it’s a superior way to think about asset liability management. And we’re looking forward to that being a big part of our stock improvement over time is the benefit we will enjoy there.

Heather Wolf — Merrill Lynch — Analyst

What were the number one or two key assumptions on which your models were different?

Doyle Arnold — Zions Bancorp — CFO

I don’t know if we can answer, get into that level of detail here. We don’t have the models in front of us and again, I think the fact that Amegy’s margin in a rising rate environment has been under pressure is — provides some evidence that they are either at or close to liability sensitivity, at least under certain REIT scenarios. I don’t know that we need to refine it. We are just highly confident that we’ve maintained slight asset sensitivity and would know how to — whether or not asset sensitive or liability sensitive is the exact Amegy position today that the use of our swap based hedging strategy is a more capital efficient and less risky way to manage interest rate risk. In essence it allows us to pin down with significant precision the duration of the asset side of the balance sheet and not run the risk of — with mortgages of accelerating prepayments when you don’t want them to do that and declining prepayments when you don’t want them to do that.

There are enough moving parts on the deposit side with the repricing characteristics of the MMDA account in particular as David alluded to and other things that we think — taking off those low yielding assets that have from our prospective bad interest rate risk management characteristics and replacing with this is just a better way to do it.

Heather Wolf — Merrill Lynch — Analyst

Thank you.

Operator

Barry McCarver, Stephens Incorporated.

Barry McCarver — Stephens Inc. — Analyst

Good morning, guys. I think most of my questions have been hit. Can you go over real quickly over the break up again? And specifically is there any point at which Zions’ stock could fall enough to where Amegy gets to walk away?

Doyle Arnold — Zions Bancorp — CFO

There is no walkaway.

Barry McCarver — Stephens Inc. — Analyst

What would the break up be again?

Doyle Arnold — Zions Bancorp — CFO

60 million, 3.5% of the transaction value.

Barry McCarver — Stephens Inc. — Analyst

Thank you.

Operator

Sam Savat (ph), Quattro Global Capital.

S.T. Teller — Quattro Global Capital

Hi, it's S. T. Teller (ph) for Sam Savat. Just a couple of quick clarifications on the election mechanics. Is there a pricing period associated with the equalization of the stock and cash?

Frank McMahon — Lehman Brothers — Investment Banker

Yes, it’s a ten-day pricing period prior to close.

S.T. Teller — Quattro Global Capital

And it is just the ten-day average or is it a volume-weighted average?

Frank McMahon — Lehman Brothers — Investment Banker

It’s a ten-day average, I believe.

S.T. Teller — Quattro Global Capital

Okay, and then you said earlier that non-electors will be prorated. Do you mean non-electors will receive the undersubscribed?

Frank McMahon — Lehman Brothers — Investment Banker

Yes.

S.T. Teller — Quattro Global Capital

And is there a mixed election or can you just elect — your options are to elect cash or stock?

Frank McMahon — Lehman Brothers — Investment Banker

Each share gets to elect cash or stock.

S.T. Teller — Quattro Global Capital

Okay great. Thank you.

Operator

You have no further questions at this time. Please conclude.

Harris Simmons — Zions Bancorp — Chairman, President and CEO

All right, well we thank you for your participation and once again, we are very excited to make this great success. We think it is a fabulous step and a tremendous thing for both companies. And we thank you for your being with us today.

Operator

Thank you for your participation in today’s conference. This concludes your presentation and you may now disconnect. Have a great day.